Exhibit 99.1

News Release

Stantec selected as Owner’s Engineer

for Tina River Hydropower Project

The 15-megawatt project will reduce the Solomon Islands’ dependence on fossil fuels

Edmonton, AB; New York, NY; Christchurch, NZ (February 20, 2020) TSX, NYSE: STN

Tina Hydropower Ltd. (THL) has selected global design firm Stantec to serve as Owner’s Engineer for the 15-megawatt (MW) Tina River Hydropower Project. Once complete, the project will reduce the country’s reliance on fossil fuels while also reducing the cost of electricity. The project is being constructed and operated by THL, formed by Korea Water Resources Corporation (K-water) and Hyundai Engineering Corporation Ltd. (HEC).

This project is the first large-scale infrastructure in the Solomon Islands to be developed as a public-private partnership. The completed $240 million financing package for the total project includes loans and grants from six institutions.

The Solomon Islands, located in the Pacific Ocean northeast of Australia, is nearly entirely reliant on imported diesel fuel. The new hydropower project will reduce the island nation’s reliance by nearly 70 percent once completed in 2025. The project will include a 75-meter (246-foot) -high roller-compacted concrete dam, 3.5 kilometers (2.17 miles) of tunnels, access roads, penstock and powerhouse housing three 5MW turbine generators.

“Reducing the nation’s reliance on imported diesel fuel makes the Solomon Islands a global leader in renewable energy,” said Andrew Bird, Asia Pacific Power and Dams Lead for Stantec. “We are proud to partner with THL to deliver this important project.”

Stantec has a long history of working in the Pacific. The team has delivered numerous hydropower projects in the region including the 42MW Nadarivuatu Hydroelectric Scheme in Fiji and six small hydropower projects in Samoa, one of which was the Tafitoala-Fausaga Hydropower Project. Currently the team is working on hydropower projects in Vanuatu, Fiji and Samoa. Island nations across the region are facing the impacts of climate change firsthand and as a result, they are finding innovative solutions for clean alternative energy sources.

Stantec’s Power and Dams team develops energy solutions designed to support the changing needs of global communities. Contributing to the company’s focus on Energy Remix outlined within its Strategic Plan, Stantec’s Power and Dams portfolio spans some of the most prestigious projects in the world, from the Panama Canal Expansion, to the Warragamba Dam raise in Australia. To learn more, visit: www.stantec.com/hydro

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve—because they’re our communities too. This allows us to assess what’s needed and connect our expertise, to appreciate nuances and envision what’s never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements regarding the project described above, including statements regarding Stantec’s role and involvement on the project. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the project described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the proposed project referred to above and their expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contact

Danny Craig

Stantec Media Relations

Ph 949-923-6085

Danny.craig@stantec.com

Investor Relations Contact

Cora Klein

Ph: 780-969-2018

cora.klein@stantec.com

Design with community in mind